Viceroy Exploration Ltd.	News Release #2006.01

TSX: VYE
OTC Bulletin Board: VCRYF
520 – 700 West Pender Street,
Vancouver, British Columbia, Canada, V6C 1G8
Tel 604. 669.4777 / Fax 604. 696.0212
Email: info@viceroyexploration.com / www.viceroyexploration.com

Viceroy Continues to Intersect High Grade at Gualcamayo
including a New Exploration Zone West of Magdalena

Vancouver, British Columbia, January 18, 2006 - Viceroy Exploration Ltd. (the "Company") is pleased to announce the results of twenty-eight (28) additional diamond and reverse circulation drill holes on its 100% owned Gualcamayo gold project in San Juan Province, Argentina. The drilling includes infill drilling at the main Quebrada del Diablo (“QDD”) resource area and Magdalena and an exploration hole towards Target 3D

Certain infill holes were follow-up to the recent successful holes at Ptz. Blanco. The new results confirm the high grade zone and furthermore indicate that the zone may expand a further 50 metres to the east.

Highlights include:

Ptz. Blanco

  Hole QD-208, which intersected 4.83 g/t Au over 17.50 m, from 53.30 to 70.80 m, followed by 1.18 g/t Au over 18.87 m from 91.23 to 110.10 m and a further 1.53 g/t Au over 69.38 m from 190.50 to 259.88 m;
  Hole QDR-213, which intersected 1.69 g/t Au over 20.00 m from 16.00 to 36.00 m, followed by 1.33 g/t Au over 60.00 m from 168.00 to 228.00 m, including 1.71 g/t Au over 40.0 m from 178.00 to 218.00 m;
  Hole QD-214, which intersected 1.18 g/t Au over 101.20 m from 3.95 to 105.15 m, including 2.26 g/t Au over 33.26 m from 3.95 to 37.21 m;
  Hole QD-222, which intersected 2.34 g/t Au over 9.25 m from surface;
  Hole QD-224, which intersected 1.46 g/t Au over 32.34 m, from 67.96 to 100.30 m;
  Hole QD-227, which intersected 3.00 g/t Au over 14.63 m from surface.

Magdalena

  Hole QD-211, which intersected 2.44 g/t Au over 43.10 m from 65.80 to 108.90 m, including 4.16 g/t Au over 21.30 m from 80.60 to 101.90 m.

Target 3D

  Hole QD-217, which intersected 3.17 g/t Au over 17.05 metres from 7.80 to 24.85 m, and 1.56 g/t Au over 10.25 m from 75.80 to 86.05 m.

The holes at Ptz. Blanco confirm the higher grade mineralization in this zone. Of particular significance are holes QD-208 and QD-214. Hole QD-208 was drilled as a follow-up hole to QDR-196 which intercepted 9.18 g/t Au over 26 metres near surface (see News Release #2004.18, dated November 8, 2005). The higher grade intercept in QD-208 of 4.83 g/t Au over 17.30 metres extends the high grade zone intersected in QDR-196 a further 40 metres to the east. Hole QD-214 which was drilled to the east of the Ptz. Blanco zone intersected a significantly thicker zone of mineralized breccia than anticipated with a high grade intercept near surface. The Company now plans to drill additional holes in this area to test the full extent of this mineralization.

Also of significant interest is hole QD-217 which intersected 3.17 g/t Au over 17.05 metres from 7.80 to 24.85 metres. This hole was drilled to test a surface rock chip anomaly 250 metres west of Magdalena. The Company had no previous drilling in this area and is planning follow-up holes to test this new zone. Furthermore, hole QD-217 will be lengthened an additional 100 metres to adequately test Target 3D.

The Magdalena infill hole QD-211 confirmed the grade and thickness of this zone and will be used in the upcoming resource calculation.

Patrick Downey, President and CEO of Viceroy stated that, “We are extremely pleased with these latest results. We have now confirmed that there is a significant zone of high grade, near surface, material at Ptz. Blanco. This zone is planned to be mined as the starter pit which will enhance project economics. We are also pleased that the zone may extend 50 metres further to the east than originally thought. We are also excited about the new zone intercepted on the Target 3D hole, as this area was never previously drilled. Follow-up drilling is now planned.”

QDR-216, QDR-219 and QDR-220, from the following table, were drilled as condemnation holes to test the significance of weakly anomalous rock samples east of the QDD resource area. This area partly covers a planned waste dump and mine access road, and these holes were drilled to confirm that the planned waste dump would not cover any mineralized zones.

This recent drilling completed the 2005 drill program. The Company has commenced an independent resource update which is expected to be released in early February, 2006. This will be followed up by an updated Preliminary Economic Assessment to be completed by Wardrop Engineering of Vancouver, BC.

Hole #	Type/Area	Azimuth (O)	Dip (O)	Total Length (metres)	From (metres)	To (metres)	Interval (metres)	Au (g/t)
QDR-198	QDD West	60	-69	78.0				NSV
QDR-199	QDD West	60	-59	84.0	32.00	36.00	4.00	1.14
QD-202	Magdalena	189	+20	219.2	95.20	96.35	1.15	2.49
QDR-203	QDD West	44	-81	172.0	0.00	108.00	108.00	0.72
Incl.					2.00	36.00	34.00	1.31
QD-205	Ptz. Blanco	180	-43	232.7	10.20	15.90	5.70	0.40
					31.80	33.90	2.10	0.90
					41.22	99.70	58.48	0.67
Incl.					65.20	83.35	18.15	1.13
QD-206	Magdalena	160	-30	161.2	39.22	51.90	12.68	0.88
					57.25	58.90	1.65	2.08
QD-207	Magdalena	165	0	177.1	47.20	65.98	18.78	0.57
Incl.					52.25	54.60	2.35	2.02
					135.86	151.60	15.74	1.19
Incl.					141.41	142.95	1.54	7.65

Hole #	Type/Area	Azimuth (O)	Dip (O)	Length (metres)	Total From (metres)	To (metres)	Interval (metres)	Au (g/t)
QD-208	Ptz. Blanco	290	-37.5	391.9	32.46	34.46	2.00	4.44
					53.30	70.80	17.50	4.83
Incl.					55.10	66.50	11.40	6.75
					91.23	110.10	18.87	1.18
Incl.					103.80	108.00	4.20	3.89
					125.75	132.02	6.27	2.11
					190.50	259.88	69.38	1.53
Incl.					201.72	225.90	24.18	1.98
Incl.					227.90	247.90	20.00	2.32
QD-209	Magdalena	165	+20	89.6	38.22	55.82	17.60	0.91
QD-210	Ptz Blanco	165	-65	136.9	32.25	62.35	30.10	1.01
Incl.					34.25	40.20	5.95	1.93
QD-211	Magdalena	95.5	+25	123.0	65.80	108.90	43.10	2.44
Incl.					80.60	101.90	21.30	4.16
QDR-213	Ptz Blanco	314	-53	300.0	16.00	36.00	20.00	1.69
Incl.					16.00	28.00	12.00	2.65
Incl.					22.00	24.00	2.00	11.71
					52.00	54.00	2.00	6.44
					168.00	228.00	60.00	1.33
Incl.					178.00	218.00	40.00	1.71
QD-214	Ptz Blanco	19	-49	140.0	3.95	105.15	101.20	1.18
Incl.					3.95	37.21	33.26	2.26
QDR-216	Q. Lagarto	0	-72	200.0				NSV
QD-217	Target 3D	240	0	173.6	7.80	24.85	17.05	3.17
Incl.					16.80	22.80	6.00	8.27
Incl.					20.80	22.80	2.00	15.85
					37.59	43.35	5.76	0.70
					75.80	86.05	10.25	1.56
QD-218	Ptz. Blanco	0	-49.5	99.75	0.00	58.20	58.20	0.73
Incl.					30.85	48.51	17.66	1.12
QDR-219	Q. Lagarto	323	-65	210.0				NSV
QDR-220	Q. Lagarto	250	-65	250.0				NSV
QDR-221	Magdalena	270	-72	200.0	34.00	36.00	2.00	0.49

Hole #	Type/Area	Azimuth (O)	Dip (O)	Total Length (metres)	From (metres)	To (metres)	Interval (metres)	Au (g/t)
QDR-221
(con’t)					46.00	50.00	4.00	0.54
					58.00	60.00	2.00	0.50
					84.00	88.00	4.00	0.64
QD-222	Ptz. Blanco	280	-67.5	100.1	0.00	9.25	9.25	2.34
QDR-223	Magdalena	241	-65	200.0	8.00	10.00	2.00	0.88
					56.00	64.00	8.00	0.76
					80.00	82.00	2.00	1.02
					90.00	102.00	12.00	4.57
Incl.					94.00	98.00	4.00	7.72
					138.00	144.00	6.00	0.72
QD-224	Ptz. Blanco	265	-17	192.65	0.00	7.73	7.73	0.91
					23.32	27.73	4.41	1.46
					67.96	100.30	32.34	1.46
Incl.					67.96	74.32	6.36	2.65
					108.30	120.80	12.50	0.48
QDR-225	QDD West	N/A	-90	176.0				NSV
QDR-226	QDD West	43	-62	202.0	92.00	94.00	2.00	0.97
					116.00	120.00	4.00	1.32
					164.00	166.00	2.00	1.95
					194.00	198.00	4.00	1.31
QD-227	Ptz Blanco	307	-56	106.7	0.00	14.63	14.63	3.00
Incl.					10.40	14.63	4.23	6.06
QDR-228	QDD	N/A	-90	210.0	0.00	36.00	36.00	0.57
					74.00	132.00	58.00	0.87
Incl.					76.00	88.00	12.00	1.04
Incl.					100.00	110.00	10.00	1.08
Incl.					118.00	132.00	14.00	1.36
QDR-229	QDD	125	-75	150.0	0.00	48.00	48.00	0.73
Incl.					26.00	36.00	10.00	1.67
QDR-230	QDD	305	-80	216.0	0.00	22.00	22.00	0.56
					36.00	44.00	8.00	1.59
					132.00	142.00	10.00	1.19

Quality Control

Exploration on the Gualcamayo project is being conducted under the supervision of Mr. Rick Diment, P.Geo., the Company’s Qualified Person as defined under NI 43-101. All samples were collected in accordance with industry standards. Samples were submitted to Alex Stewart Assayers, Argentina, S.A., in Mendoza, Argentina, for fire assay and ICP analysis. Check assays were submitted to ALS Chemex, an ISO-9001:2000 certified lab, in its Santiago, Chile facility. Accuracy of results is tested through the systematic inclusion of standards, blanks and check assays.

About Viceroy Exploration Ltd.

Viceroy Exploration Ltd. is a well-financed company focused on the exploration and advancement of its 100%-owned Gualcamayo project, in San Juan Province, Argentina. As stated in News Release #2004.21, dated November 11, 2004, the main resource lies within the QDD zone and the most recent resource estimate includes a Measured and Indicated resource of 37.1 million tonnes of 1.04 g/t Au (1.2 million ounces) using a cut-off grade of 0.5 g/t Au. An additional 11.3 million tonnes of 1.20 g/t Au (435,000 ounces) are classified as Inferred. The nearby Amelia InInéss deposit is estimated to contain a Measured and Indicated resource of 2.1 million tonnes of 2.82 g/t Au (192,000 ounces), also using a 0.5 g/t Au cut-off. The combined Inferred resources for Amelia InInéss and the adjacent Magdalena deposit amount to 2.9 million tonnes of 1.88 g/t Au (176,000 ounces).

For further information contact:

Patrick G. Downey, P. Eng., President and CEO
604-669-4777

TSX does not accept responsibility for the adequacy or accuracy of this release.

Forward Looking Statements
Some of the statements in this news release contain forward-looking information, which involves inherent risk and uncertainty affecting the business of Viceroy Exploration Ltd. Actual results may differ materially from those currently anticipated in such statements.